Sit Mutual Funds

3300 IDS Center, 80 South Eighth Street

Minneapolis, MN 55402

612-332-5580

July 12, 2011	VIA EDGAR

Ms. Laura Hatch

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:		Series ID	Class ID	File Number
	Sit Mid Cap Growth Fund, Inc	S000011802	C000032269	811-03342
	Sit Large Cap Growth Fund, Inc	S000011803	C000032270	811-03343
	Sit U.S. Government Securities Fund, Inc	S000011654	C000032004	811-04995
Sit Mutual Funds, Inc
	Sit International Growth Fund	S000003461	C000009595	811-06373
	Sit Balanced Fund	S000003462	C000009596	811-06373
	Sit Developing Markets Growth Fund	S000003463	C000009597	811-06373
	Sit Small Cap Growth Fund	S000003464	C000009598	811-06373
	Sit Dividend Growth Fund - Class I	S000003466	C000009600	811-06373
	Sit Dividend Growth Fund - Class S	S000003466	C000033658	811-06373
	Sit Global Dividend Growth Fund - Class I	S000023468	C000069003	811-06373
	Sit Global Dividend Growth Fund - Class S	S000023468	C000071096	811-06373
Sit Mutual Funds II, Inc
	Sit Tax-Free Income Fund	S000003467	C000009601	811-04033
	Sit MN Tax-Free Income Fund	S000003468	C000009602	811-04033
	Sit High Income Municipal Bond Fund - Class I	S000015046	C000040905	811-04033

(the “Registrants”)

Dear Ms. Hatch:

This is correspondence in connection with your review of the Registrants’ financial statements and other filings. This correspondence responds to your comments provided to me via the telephone on June 28, 2011 and notes the changes that will be made in subsequent filings in response to such comments.

I address each of your comments below in the order discussed.

1.      Rule 17g-1(g)(1)(B)(iii) requires that the fidelity bond information filed with the SEC (filing type 40-17G) include “a statement showing the amount of the single insured bond which the investment company would have provided and maintained had it not been named as an insured under a joint insured bond…”

The form 40-17G filed on November 10, 2011 did not include the information required in item (iii). Ms. Hatch clarified that the information include the cost of a single bond for each fund as provided by the underwriter. Future filings will include this information.

2.      Sit U.S. Government Securities Fund. Prospectus dated August 1, 2010, Fees and Expenses of the Fund. The expense example was calculated based on the expenses after the waiver in years 3, 5 and 10. It was noted that (as of August 1, 2010) the fee waiver could be terminated after December 31, 2011.

Effective November 1, 2010, the Sit U.S. Government Securities Fund management fee was contractually changed to 0.8% which is equal to the fee after the fee waiver prior to November 1, 2010. The prospectus dated August 1, 2011 will reflect the management fee of 0.8%.

3.      Tax-Free Income Fund. Prospectus dated August 1, 2010. As of March 31, 2011 the closed-end funds held by the Fund totaled 6.9% of the Fund’s assets. Closed-end funds are not discussed in the prospectus. Ms. Hatch suggested adding a discussion regarding the Fund’s investments in closed-end funds.

The prospectus dated August 1, 2011 will include a reference regarding the Fund’s investment in closed-end funds.

4.      Sit U. S. Government Securities Fund. Financial statements dated March 31, 2011, Notes to Financial Statements, note 3, Investment Security Transactions. Section 30(e)(6) of the Investment Company Act of 1940 provides that the semi-annual reports include “a statement of the aggregate dollar amounts of purchases and sales of investment securities, other than Government securities, made during the period covered by the report.”

The amounts reported in the Fund’s financial statements in note 3 Investment Security Transactions as of March 31, 2011 included government securities, however the amounts reported should have excluded government securities. The Investment Security Transactions note in the Fund’s future financial statements will exclude the purchases and sales of government securities, and an additional note to the financial statements will include the aggregate dollar amounts of purchases and sales of government securities.

5.      Sit International Growth Fund and Sit Developing Markets Growth Fund Annual Report as of June 30, 2010, Notes to Financial Statements 4, and Financial Highlights, notes 5 and 4 respectively. Each Fund received proceeds from market timing settlements. The Notes to Financial Statements should include the impact on the Funds’ total return during the period, if material. In addition, the Notes to Financial Statements should include the impact on performance from the receipt of litigation settlements, if any.

Future financial statements will refer to market timing settlements and litigation settlements paid to the Funds in the Financial Highlights section, and will include the impact of settlement proceeds on total return in the Notes to Financial Statements.

I believe this letter is responsive to all of your comments. Please call me with any questions.

Sincerely,

/s/ Paul E. Rasmussen

Paul E. Rasmussen

Vice President